     Exhibit 99.4
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
DHC Startup Operations Begin at the Normandy Refinery
Paris, July 31, 2006 — Total announces the startup today of the hydrogen production unit (Steam Methane Reformer — SMR), at the Normandy refinery near Le Havre. This startup is the first step in the commissioning of the new distillate hydrocracker (DHC) project.
Up to 1,000 people a day worked onsite during the construction phase, with the project completed on time and on budget in 26 months at a cost of around €550 million. The next steps consist of bringing the sulfur recovery units on stream in August then commissioning the hydrocracker, which will be gradually ramped up to reach full product availability at end-September.
The units convert heavy fractions of petroleum into ultra low sulfur distillates, such as automotive diesel and kerosene, to reduce deficits in Europe. They will have an annual production capacity of 1.3 million metric tons of sulfur-free automotive diesel, 200,000 metric tons of sulfur-free kerosene, 500,000 metric tons of high quality bases for lubricants and specialty fluids, and 400,000 metric tons of naphtha feedstock for petrochemicals.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com